MEMORIAL RESOURCE DEVELOPMENT CORP.

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

May 30, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed May 27, 2014 File No. 333-195062

Dear Mr. Schwall:

Set forth below are the responses of Memorial Resource Development Corp., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2014 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on May 27, 2014, File No. 333-195062 (the “Registration Statement”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 2 Registration Statement on Form S-1

General

1.	We are reviewing your written materials submitted in response to prior comment 1 from our letter to you dated March 5, 2014 and may have further comment.

Response: The Company acknowledges the Staff’s comment.

Drilling Inventory and Capital Budget, page 10

2.	We note that the “Management” locations represent approximately 48% of your Total Gross Horizontal Drilling Locations. In the footnote (2) on page 100 and

H. Roger Schwall

May 30, 2014

footnote (1) on page 101, you direct the reader to “Business-Our Operations-Drilling Locations” for more information on how management identified those locations. However, the disclosure in that referenced section provides little detail about how management identified those locations. Please revise your disclosure to provide that information.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages 114 and 115 of the Registration Statement, which pages are attached as Exhibit A to this letter, to address this request to provide additional detail regarding how management identified these locations.

Memorial Resource Development LLC (Predecessor)

Notes to Unaudited Condensed Consolidated and Combined Financial Statements, page F-27

Note 15. Subsequent Events, page F-50

3.	Please provide us with an analysis under Rule 3-05 of Regulation S-X as it pertains to the pending acquisition of oil and natural gas liquids properties in Wyoming for an aggregate purchase price of $935 million.

Response: Memorial Resource Development LLC’s (our “predecessor”) subsidiary, Memorial Production Partners LP (“MEMP”), announced on May 5, 2014 that it entered into a definitive purchase and sale agreement with Merit Energy Company, LLC and certain of its affiliates to acquire oil and natural gas liquids properties in Wyoming for an aggregate purchase price of approximately $935 million, subject to customary purchase price adjustments. MEMP expects to close this acquisition in the third quarter of 2014. At December 31, 2013, our predecessor owned: (i) a 0.1% general partner interest in MEMP through its ownership of MEMP’s general partner; (ii) 50% of MEMP’s incentive distribution rights; and (iii) 5,360,912 subordinated units of MEMP, representing an 8.7% limited partner interest in MEMP.

Section 2040.1 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) indicates that the financial statements of a recent or probable acquisition must be included in a registration statement at the effective date if significance exceeds 50 percent. If a recent or probable acquisition is less than or equal to 50 percent significant, financial statements need not be included unless the registration statement is declared effective 75 days or more after the acquisition is consummated.

Presented below are the Regulation S-X Rule 3-05 significance results for MEMP’s probable acquisition.

H. Roger Schwall

May 30, 2014

	Acquisition Date	Investment ($ amounts in thousands)	Assets ($ amounts in thousands)	Income (1) ($ amounts in thousands)
Probable Wyoming Acquisition	TBD	$935,000	$935,000	$9,373
Predecessor		$2,829,161	$2,829,161	$103,121
Significance		33.05%	33.05%	9.09%

(1)	We compared our equity in the probable Wyoming acquisition’s direct revenues and expenses to our consolidated pretax income exclusive of noncontrolling interests in accordance with Section 2015.8 of the FRM. The excess of revenues over direct operating expenses was $106.5 million and our predecessor’s indirect proportionate share that is probable of being acquired was $9.4 million based on an ownership percentage of 8.8%.

Because the highest level of significance for the probable Wyoming acquisition was less than 50 percent and this transaction will not be consummated 75 days or more before the Registration Statement is declared effective, the financial statements of the probable Wyoming acquisition do not need to be included in the Registration Statement.

*                                         *                                         *

Furthermore and pursuant to verbal discussions with the Staff, we also respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the Registration Statement, which are attached as Exhibit B to this letter. These changes reflect information regarding the number of shares proposed to be sold in the offering and the proposed price range of the shares to be sold in the offering. The purpose of these attached proposed changed pages is to provide certain information to the Staff as early as possible in order to facilitate the Staff’s review of the Registration Statement. The Company respectfully requests that the Staff consider the information in the attached Exhibit B as part of its review of the Registration Statement. The Company would greatly appreciate being in a position to print preliminary prospectuses and launch its roadshow immediately after filing its next amendment to the Registration Statement.

After receiving confirmation that the Staff has no further comments to the Registration Statement following review of the Company’s responses set forth above and the attached proposed changed pages in Exhibit A and Exhibit B, the Company advises the Staff that these revisions will be reflected in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that we will file through EDGAR. For your convenience, we will also hand deliver five copies of this letter and five copies of Amendment No. 3 marked to show all changes made since the previous filing of the Registration Statement.

H. Roger Schwall

May 30, 2014

Signature Page

If you have any questions or comments concerning these responses, please call the undersigned at (713) 588-8370 or Shar Ahmed or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8126 or (713) 220-8144, respectively.

Sincerely,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel and Corporate Secretary

cc:	Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP
John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Christopher Ray, Natural Gas Partners

Exhibit A

Proposed Changed Pages in Connection with Comment Number Two of the Comment Letter